October 19, 2012	Nathan D. Briggs
T: 1 202 626 3909
F: 1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Laura Hatch

Re: PIMCO Municipal Income Fund (File No. 811-10377); PIMCO California Municipal Income Fund (File No. 811-10379); PIMCO New York Municipal Income Fund (File No. 811-10381); PIMCO Corporate & Income Opportunity Fund (formerly, PIMCO Corporate Opportunity Fund) (File No. 811-21238); PIMCO Corporate & Income Strategy Fund (formerly, PIMCO Corporate Income Fund) (File No. 811-10555); and PIMCO Income Opportunity Fund (File No. 811-22121) (the “Registrants”).

Dear Ms. Hatch:

On September 21, 2012, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registrants’ annual reports (each, an “Annual Report,” and collectively, the “Annual Reports”) for the periods ended as of the dates indicated parenthetically below:

•	PIMCO Municipal Income Fund (period ended April 30, 2012);

•	PIMCO California Municipal Income Fund (period ended April 30, 2012);

•	PIMCO New York Municipal Income Fund (period ended April 30, 2012);

•	PIMCO Corporate & Income Opportunity Fund (formerly, PIMCO Corporate Opportunity Fund) (period ended November 30, 2011);

•	PIMCO Corporate & Income Strategy Fund (formerly, PIMCO Corporate Income Fund) (period ended October 31, 2011); and

•	PIMCO Income Opportunity Fund (period ended October 31, 2011).

You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Reports and the Registrants’ responses thereto are set forth below.

PIMCO Municipal Income Fund, PIMCO California Municipal Income Fund and PIMCO New York Municipal Income Fund (each a “Fund,” and collectively, the “Funds” for purposes of these responses)

Statements of Operations

1.	Comment: The Statements of Operations for the Funds indicate that each Fund pays “auction agent fees and commissions.” Note 7 of the Notes to Financial Statements, however, states that the auctions for the Funds’ auction-rate preferred shares (“ARPS”) have continued to fail since 2008. Please confirm that the Funds continue to incur auction agent fees and commissions.

Response: The Funds confirm that they continue to incur auction agent fees and commissions in connection with their ARPS auctions. As noted in the Funds’ Annual Report, since early 2008, auctions for the ARPS issued by the Funds have consistently “failed” because the demand (bids to buy shares) has been insufficient to meet the supply (shares offered for sale) at each auction. However, such auctions continue to occur on a weekly basis pursuant to the Funds’ Bylaws and, although the auctions continue to fail, the Funds are obligated to pay fees and commissions in connection with the conduct of the auctions.

Notes to Financial Statements

2.	Comment: Note 4 of the Notes to Financial Statements states that the management fee paid by each Fund is based on such Fund’s average daily net assets, inclusive of daily net assets attributable to any Preferred Shares outstanding. Please include in this section the management fees paid by each Fund as a percentage of assets attributable only to the common shares of such Fund, as the common shareholders bear the entirety of the management fees.

Response: The Funds have reviewed the disclosure referenced in this comment and believe that such disclosure is consistent with the relevant requirements. Accordingly, the Funds respectfully decline to make the requested changes in response to this comment.

PIMCO Corporate & Income Opportunity Fund (the “Fund” for purposes of these responses)

Performance and Statistics

3.	Comment: The “Total Return” table (the “TR Table”) and the “Market Price/NAV Performance” graph (the “Graph”) under the “Performance & Statistics” section on page 6 of the Annual Report appear to be inconsistent. The TR table shows that the Fund’s Net Asset Value (“NAV”) has had an average annual total return of 12.76% since inception (December 27, 2002). At that rate, the Fund’s cumulative return during the period from inception to November 30, 2011 (the date of the Annual Report) should be approximately 182%. However, the NAV performance represented in the Graph does not appear to reflect this level of return over the same period. Please explain the apparent inconsistency between the average annual total return shown in the TR table and the cumulative return indicated by the Graph.

Response: The Fund respectfully submits that the TR Table and the Graph are not inconsistent because they portray different metrics of performance. The TR Table presents the Fund’s total return (average annual total return for periods greater than one year) based on the market price and NAV of the Fund’s common shares when measured over the one-year, five-year and since-inception periods. The performance shown in the TR Table assumes and reflects the reinvestment of all income and capital gain dividends on common shares, as indicated in footnote (1) thereto.

The Graph, on the other hand, tracks the historical relationship of the NAV of a common share of the Fund versus its market price, and does not reflect the reinvestment of income and capital gains dividends.

Schedule of Investments

4.	Comment: On page 7, the Fund’s Schedule of Investments (“SOI”) shows an investment in the American Airlines Pass Through Trust (the “AA Trust”) with a par amount of $2,816,000 and a value of $2,844,010. However, Footnote (e) to the SOI indicates that this issuer is in default. Please explain why the security is valued above-par if the issuer is in default.

Response: The Fund confirms that the price of the security was determined in accordance with the Fund’s pricing procedures. The security was designated as being in default as a result of AMR Corporation and other affiliates of the AA Trust filing voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “bankruptcy”) on November 29, 2011. However, the terms of the bankruptcy and the structure of the security did not result in the price of the security being valued below-par. Accordingly, the Fund believes the value of the Fund’s investment in the AA Trust, as stated in the Annual Report, appropriately reflects the value of this security as of November 30, 2011.

Statement of Operations

5.	Comment: In the Fund’s Statement of Operations, the “Realized and Change in Unrealized Gain (Loss)” table seems to indicate that swap agreements contributed significantly to the Fund’s performance during the fiscal period covered in the Annual Report, but these instruments are not discussed in the “Fund Insights” section of the Annual Report. Please include in future shareholder reports a discussion of all significant contributors to and detractors from Fund performance in the “Fund Insights” section (or any comparable section that includes a discussion from management of the Fund’s performance).

Response: The Fund has taken this comment under advisement, but notes that there is no requirement that the Fund include narrative disclosure in its annual reports as to all significant contributors to and detractors from Fund performance.

6.	Comment: In the Fund’s Statement of Operations, “Investment Income” includes a line item for “Facility and other fee income.” Please explain supplementally what this line item represents.

Response: “Facility and other fee income” is income received by the Fund in connection with its investments in senior loans (through, for example, loan participations and assignments).

Notes to Financial Statements

7.	Comment: Note 3 of the Notes to Financial Statements states that the Fund may write credit default swaps. Please confirm that the Fund segregates, and will continue to segregate, liquid assets sufficient to cover the notional value of all credit default swaps that it writes.

Response: The Fund confirms that it segregates, and intends to continue to segregate, liquid assets sufficient to cover the notional value of all credit default swaps that it writes.

8.	Comment: Note 5 of the Notes to Financial Statements (“Note 5”) states that “the total market value of underlying collateral (refer to the Schedule of Investments for positions segregated for the benefit of the counterparty as collateral for reverse repurchase agreements) for open reverse repurchase agreements at November 30, 2011 was $242,249,184.” However, Note 5 also states that “[a]t November 30, 2011, the Fund held $532,943 in principal value of U.S. Treasury Bills as collateral for open reverse repurchase agreements. Securities held as collateral will not be pledged and are not reflected in the Schedule of Investments.” Please explain how these two statements are consistent.

Response: The first sentence referenced in this comment relates to the total market value of the collateral underlying the Fund’s reverse repurchase agreements and indicates that the Fund’s Schedule of Investments specifies which Fund assets are segregated as collateral for open reverse repurchase agreements. The second sentence referenced in this comment relates to the market value of securities received by the Fund from a counterparty to a reverse repurchase agreement to make up the positive difference (mark-to-market gain) for over-collateralization with respect to the assets segregated by the Fund in connection with the Fund’s open reverse repurchase agreements. At November 30, 2011, the daily mark-to-market value of the Fund’s reverse repurchase agreements was in the Fund’s favor and thus the counterparty provided collateral to the Fund in the form of U.S. Treasury Bills, which is reflected in the second sentence referenced in this comment. The Fund will consider clarifying the disclosure in future reports.

PIMCO Income Opportunity Fund and PIMCO Corporate & Income Strategy Fund (each a “Fund” for purposes of these responses)

PIMCO Corporate & Income Strategy Fund Schedule of Investments

9.	Comment: The Schedule of Investments for PIMCO Corporate & Income Strategy Fund indicates that, as of October 31, 2011, the Fund had invested 28.6% of its assets in investments included under the “Financial Services” heading. Please state whether the Fund has a fundamental policy to concentrate its investments in the financial services industry. If not, please state whether the Fund has fixed its non-compliance with its concentration policy, and if so, when.

Response: The Fund does not have a fundamental policy to concentrate its investments in the financial services industry, and observes a fundamental policy to not concentrate its investments in any particular industry. The headings used by the Fund in the Schedule of Investments are not intended to and do not denote individual industries for purposes of the Fund’s industry concentration policy. The Fund has represented to us that, as of October 31, 2011, the Fund was not concentrated in any particular industry in accordance with its fundamental policy.

PIMCO Income Opportunity Fund Schedule of Investments

10.	Comment: The Schedule of Investments for the PIMCO Income Opportunity Fund indicates that, as of October 31, 2011, the Fund had invested 54.4% of its assets in investments included under the “Mortgage-Backed Securities” heading. Please state whether the Fund has a fundamental policy to concentrate its investments in privately-issued mortgage-backed securities (“PMBS”). If not, please state whether the Fund has fixed its non-compliance with its concentration policy, and if so, when.

Response: The Fund does not have a fundamental policy to concentrate in PMBS, and observes a fundamental policy to not concentrate its investments in any particular industry. As the Fund represented to the Staff in connection with the effectiveness of its initial registration statement on Form N-2, the Fund associates each PMBS it holds with an “industry” for purposes of the Fund’s fundamental investment policy regarding industry concentration, taking into account the economic characteristics of such PMBS and in accordance with PIMCO’s internally developed classification system for PMBS. The Fund has represented to us that, as of October 31, 2011, the Fund was not concentrated in any particular industry in accordance with its fundamental policy.

On behalf of the Registrants, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the Staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to call me at (202) 626-3909 or David C. Sullivan at (617) 951-7362 if you have any questions or require additional information.

Kind regards,

/s/ Nathan D. Briggs

Nathan D. Briggs, Esq.

Cc:	Brian S. Shlissel
Lawrence G. Altadonna
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.